Chief Executive Officer's

L E T T E R    T O    S H A R E H O L D E R S

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Dear Shareholder,

        In 2005, Celestica continued a major restructuring program initiated in 2004 associated with driving sustainable improvements in several key areas of the company. These initiatives included:

  •
  addressing a manufacturing footprint with excess capacity in high-cost regions;

  •
  reconfiguring our sales and business development organization to sell broader solutions to our customers and to increase our market diversification outside of our major communications and information technology end markets;

  •
  deploying a broader implementation of our Lean culture and Six Sigma quality programs to eliminate waste throughout our processes; and

  •
  expanding our service offerings to capture more of the outsourcing opportunities in the electronics manufacturing services industry.

I am pleased to say we made progress in each of these areas. We improved results in most key operating areas and restored a solid operational foundation that will drive additional improvements in the coming year. However, end-market revenue weakness in the second half of 2005 limited the full benefits we were looking to achieve.

Financial results

        For 2005, revenue was $8.5 billion, down 4% compared to $8.8 billion in 2004. The decline was driven by weaker demand in the second half of the year from the IT and Communications infrastructure markets. Revenue for the Americas and Europe decreased 18% and 17%, respectively, from 2004, primarily due to lower volumes and the transfer of programs to Asia. Revenue in Asia grew 14% and now represents almost half of our business.

        Net loss on a GAAP basis was ($47) million or ($0.21) per share compared to a net loss of ($854) million or ($3.85) per share in 2004. The loss in 2005 was driven primarily by restructuring and other charges of $131 million, compared to 2004 results which included $913 million in impairment, restructuring and other charges.

        Adjusted net earnings (described in "financial highlights") were $129 million or $0.57 per share compared to adjusted net earnings of $96 million or $0.43 per share in 2004. This represented the second straight year of improvement primarily driven by restructuring and other cost reduction and efficiency benefits.

        Our operating margins and returns on invested capital (ROIC) — two key metrics for measuring the profitability of the company — both improved in 2005. Operating margins were 2.4%, up from 1.6% in 2004, while ROIC improved to 9.0% compared to 5.0% the previous year. Although these metrics are below our targets, our 2005 results reflect a significant improvement from the negative results we saw prior to the implementation of our restructuring initiatives.

        Cash flow generated from operations was a positive $218 million in 2005 compared to a negative $139 million in 2004. The balance sheet remained strong with cash on hand of $969 million, and we ended the year with a healthy debt-to-capital ratio of 25%.

        Overall, we made solid improvements in our financial performance during 2005.

Progress on Key initiatives

        We made significant advances on each of the four key areas targeted to improve our business: reducing high-cost capacity; diversifying revenue into new end markets; increasing manufacturing efficiency; and expanding our services offering.

        In early 2005, we commenced a $275 million restructuring program that would reduce headcount by 10-15% and significantly reduce the manufacturing capacity in our higher- cost regions. This is one of the most aggressive restructuring programs in our industry and, upon completion, will reduce our annual cost base by approximately $150 million. By the end of 2005, nine plants were either closed or in the process of winding down, and we were recognizing approximately one-third of these cost savings on an annual run-rate basis. We anticipate this work should be completed later this year with the full cost benefits being achieved by the end of 2006 and leaving us with one of the most competitive footprints in the industry.

        Safe harbor:    This shareholder letter includes forward-looking statements related to our future growth, trends in our industry, our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risk and uncertainties that could cause actual outcomes and results to differ materially. You should read this letter in conjunction with our Form 20-F and subsequent reports on Form 6-K that are filed with the Securities and Exchange Commission. These documents refers to risk factors, uncertainties and other important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements. Our Form 20-F and 6-K documents can be accessed at www.sec.gov and www.sedar.com or by contacting Celestica Investor Relations at contactus@celestica.com. Please note that this letter also refers to certain non-GAAP financial measures, of which the description of these measures can be found on the Financial Highlights table of this document. Additional corresponding GAAP information and reconciliation to the non-GAAP measures are included in our quarterly press releases which are available at Celestica.com.

        With our primary end markets in communications and information technology continuing to struggle in 2005, we increased our focus on diversification into industry markets such as aerospace and defense, automotive, consumer, industrial and medical. To do this, we made a number of additions to our sales and business development organization, consisting of specialists with extensive experience in these markets.

        As a result, we have booked substantial new business in these industry markets, which now make up over 40% of our new business backlog. Our revenue in these industry markets represented 21% of our total revenue in 2005, and we expect this percentage to increase in the coming year as we launch a number of new customer programs in these markets.

        We also expanded our capabilities and services offering with three strategic acquisitions in 2005. We added flat-panel display repair capability with the acquisition of Displaytronix, and we added a unique advanced design analysis capability with our acquisition of CoreSim. We also acquired Ramnish Electronics, an electronics manufacturing services company in Hyderabad, India, representing our entrance into that market. These acquisitions were targeted at increasing our range of services and our capabilities in high-growth markets and we may make other such strategic acquisitions in the future.

        Our final major initiative has been focused on the continued global deployment of Lean manufacturing and Six Sigma quality principles. These efforts have resulted in multiple benefits for our customers and improved efficiency throughout our operations. The success of our efforts was recognized last year when the prestigious 2005 Shingo Prize was awarded to our Monterrey, Mexico facility. We continue to make a significant push throughout our organization to drive the Lean culture in each of the regions and in all areas of the business.

Outlook and Priorities for 2006

        After several years of significant change, we enter 2006 with a renewed optimism as our major transformation activities are nearing completion and we are focused on growth and profitability in an exciting and dynamic technology industry.

        We feel particularly encouraged with the outsourcing environment, which remains robust, and we expect our key end markets to show some modest growth in 2006. We are seeing our existing customers look to us to provide product solutions in areas such as design, and after-market services, and at the same time we are seeing new opportunities from customers in industries that have not traditionally adopted the outsourcing model. We believe this environment, in addition to our strong backlog of new business, should allow us to resume revenue growth in 2006.

        We will continue to deliver cost reductions in 2006 associated with the completion of our restructuring activities. These activities are expected to be completed by the end of 2006, resulting in improved operating margins and returns on capital.

        We will continue to aggressively deploy our Lean processes. Lean manufacturing has become a differentiator for Celestica and we will continue to deploy Lean and Six Sigma initiatives in 2006. These programs are creating a culture dedicated to increasing efficiencies and eliminating waste throughout the supply chain, which will drive improved profitability and working capital performance.

        We will continue to diversify our business beyond our traditional information technology and communications infrastructure end markets. Our business diversification efforts have gained traction in the past year and have resulted in new wins that will both diversify and increase our overall revenue in 2006. We expect these new revenue streams to help stabilize what have been several years of volatile revenue patterns, and provide us with additional growth markets for the coming years.

        We will complete our change from a region-centric organization to a customer-centric organization that is focused on winning and delivering innovative product and supply chain solutions for targeted, growing products and customers. This change, along with our continued emphasis on customer care, transparency and responsiveness, will cement our reputation with the OEMs as a trusted partner in the delivery of their products.

        We believe these priorities will drive value in the coming year, and while there is still substantial work to be completed, I am confident that we have the talent and dedication in our global teams to complete the turnaround and grow our business profitably.

        The EMS industry has been very demanding and has required many changes to our business model and our company over the past few years. Our employees have shown remarkable commitment to making these improvements during difficult times. They have my appreciation and respect because without their intensity and efforts, this transition would not be possible. As we complete our transformation activities, I believe Celestica is strongly positioned with the people and the strategy to effectively deliver value for our customers and our shareholders. I appreciate the confidence that you have extended to us and look forward to exceeding your expectations in 2006 and beyond.

Sincerely,

Stephen W. Delaney
Chief Executive Officer

Recognition of
Manufacturing Excellence

In 2005, Celestica became the first EMS company to win the Shingo Prize. The acclaimed Shingo Prize, established in 1988, is awarded annually to companies that exhibit outstanding achievements in manufacturing practices that translate into strong customer satisfaction and business results. Celestica's Monterrey, Mexico facility was recognized with this top honour for excellence in the implementation of Lean principles.

Customer recognition in 2005

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  Adtran, Medal of Distinction

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  Andrew Supplier of the Year Award

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  ATI, Excellence in Manufacturing Services, Partner Award

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  Avaya, Outstanding Performance Award

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  Cisco Outstanding Contribution Award

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  Frost & Sullivan, EMS Company of the Year

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  Hitachi Global Storage Technologies, Excellent Partner Award

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  Juniper Networks, Supplier Excellence Award

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  Lucent Award of Excellence

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  Lucent, Winning Behaviours Award

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  Mitsubishi Cable Ltd., Supplier Award

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  NEC Core Networks Division, Performance Award

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  NEC Engineering Ltd., Supplier Recognition Award

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  Powerwave Technologies, Performance Award

2005 Quarterly Highlights

Revenue
(U.S. $ Billions)

$2.15
$2.25
$1.99
$2.08
Q1
Q2
Q3
Q4

Operating Margins
(EBIAT[1] Percentage of revenue)

2.3%
2.6%
2.3%
2.3%
Q1
Q2
Q3
Q4

Adjusted Earnings Per Share[3]
(U.S. $ Diluted)

$0.15
$0.17
$0.12
$0.13
Q1
Q2
Q3
Q4

Three-Year Geographic Segmentation Comparison

2002 Revenue: $8.3 Billion
(% of Total Sales)

Europe 21%
Americas 56%
Asia 23%

2005 Revenue: $8.5 Billion
(% of Total Sales)

Europe 17%
Asia 47%
Americas 36%

Three-Year End-Market Segmentation Comparison

2002 Revenue: $8.3 Billion
(% of Total Sales)

Workstations/PC 7%
Storage & Other 22%
Servers 26%
Communications 45%

2005 Revenue: $8.5 Billion
(% of Total Sales)

Storage 12%
Enterprise Communications 28%
Consumer/ Auto/ Medical 11%
Industrial/ Aerospace/ Defense 10%
Servers 18%
Telecommunications 21%

1, 3 Defined on Financial Highlights page.

FINANCIAL HIGHLIGHTS
(in millions of U.S. dollars, except per share amounts)

	2005	2004	2003	2002	2001	2000	1999	1998
Operations
Revenue	$8,471.0	$8,839.8	$6,735.3	$8,271.6	$10,004.4	$9,752.1	$5,297.2	$3,249.2
Gross profit %	5.7%	4.6%	3.9%	6.7%	7.1%	7.1%	7.2%	7.1%
Selling, general and administrative expenses %	3.5%	3.8%	4.1%	3.6%	3.4%	3.3%	3.8%	4.0%
EBIAT(1)	$200.0	$145.1	$(13.7)	$256.6	$370.6	$361.8	$180.3	$100.0
EBIAT %(1)	2.4%	1.6%	-0.2%	3.1%	3.7%	3.7%	3.4%	3.1%
Effective tax rate %	-83.5%	-41.9%	-14.4%	17.8%	19.0%	24.4%	34.5%	4.1%
GAAP net earnings (loss)	$(46.8)	$(854.1)	$(266.7)	$(455.4)	$(55.9)	$200.8	$68.4	$(48.5)
GAAP earnings (loss) per share — diluted(2)	$(0.21)	$(3.85)	$(1.23)	$(1.98)	$(0.26)	$0.98	$0.40	$(0.47)
Adjusted net earnings (loss)(3)	$129.1	$95.8	$(24.0)	$203.9	$304.7	$298.2	$123.0	$45.3
Adjusted net earnings (loss)%(3)	1.5%	1.1%	-0.4%	2.5%	3.0%	3.1%	2.3%	1.4%
Adjusted net earnings (loss) per share — diluted(2)(3)	$0.57	$0.43	$(0.11)	$0.86	$1.37	$1.44	$0.72	$0.42
Balance sheet data
Cash	$969.0	$968.8	$1,028.8	$1,851.0	$1,342.8	$883.8	$371.5	$31.7
Total current assets	$3,258.4	$3,273.3	$3,030.1	$3,564.5	$3,996.6	$4,521.0	$1,851.3	$982.9
Total current liabilities	$1,770.3	$1,815.0	$1,516.5	$1,471.3	$1,656.8	$2,258.4	$851.1	$626.7
Working capital, net of cash(4)	$395.6	$491.7	$317.9	$138.9	$822.8	$1,253.3	$604.9	$290.5
Long-term debt(6)	$751.4	$627.5	$213.9	$269.0	$416.8	$375.1	$134.2	$135.8
Shareholders' equity	$2,214.4	$2,488.8	$3,255.9	$3,941.7	$4,478.0	$3,229.1	$1,658.2	$859.3
Key ratios
Days sales outstanding	41	39	38	44	53	44	39	43
Inventory turns	7x	7x	7x	7x	6x	7x	8x	8x
Cash cycle days	13	18	7	18	49	35	27	24
ROIC(5i)	15.8%	8.6%	-1.0%	14.5%	14.8%	21.6%	21.7%	20.4%
ROIC including intangibles(5ii)	9.0%	5.0%	-0.5%	7.9%	11.2%	16.6%	14.9%	11.3%
Debt to capital(6)	25.3%	26.9%	17.5%	19.3%	21.1%	27.6%	7.5%	13.6%
Weighted average shares outstanding
Basic (in millions)	226.2	222.1	216.5	229.8	213.9	199.8	167.2	103.0
Diluted (in millions)(2)	226.2	222.1	216.5	229.8	213.9	211.8	171.2	103.0
Total shares outstanding at December 31 (in millions)	226.3	225.0	208.9	228.6	229.7	203.4	185.4	149.1
EBIAT calculation(1)
GAAP net earnings (loss)	$(46.8)	$(854.1)	$(266.7)	$(455.4)	$(55.9)	$200.8	$68.4	$(48.5)
Add (deduct): interest expense (income) and accretion on convertible debt	49.8	37.3	19.4	27.6	18.7	(8.7)	10.7	32.3
Add: amortization of goodwill and intangible assets	28.4	34.6	48.5	95.9	125.0	88.9	55.6	45.4
Add: integration costs related to acquisitions	0.6	3.1	—	21.1	22.8	16.1	9.6	8.1
Add: other charges	130.9	664.4	151.6	665.7	273.1	—	—	64.7
Add: option expense(7)	15.8	7.6	—	—	—	—	—	—
Tax impact of above and tax write-off	21.3	252.2	33.5	(98.3)	(13.1)	64.7	36.0	(2.0)
EBIAT	$200.0	$145.1	$(13.7)	$256.6	$370.6	$361.8	$180.3	$100.0
Adjusted net earnings calculation(3)
GAAP net earnings (loss)	$(46.8)	$(854.1)	$(266.7)	$(455.4)	$(55.9)	$200.8	$68.4	$(48.5)
Add: amortization of goodwill and intangible assets	28.4	34.6	48.5	95.9	125.0	88.9	55.6	45.4
Add: integration costs related to acquisitions	0.6	3.1	—	21.1	22.8	16.1	9.6	8.1
Add: other charges	130.9	664.4	151.6	665.7	273.1	—	—	64.7
Add: option expense(7)	15.8	7.6	0.3	—	—	—	—	—
Tax impact of above and tax write-off	0.2	240.2	42.3	(123.4)	(60.3)	(7.6)	(10.6)	(24.4)
Adjusted net earnings (loss)	$129.1	$95.8	$(24.0)	$203.9	$304.7	$298.2	$123.0	$45.3

(1)
The company manages its operations on a geographic basis and uses EBIAT as its measure to assess operating performance by geographic segment. EBIAT is calculated as net earnings (loss) before interest and accretion on convertible debt, amortization of goodwill and intangible assets, integration costs related to acquisitions, other charges (most significantly restructuring costs and the write-down of goodwill and long-lived assets), option expense and income taxes. Management believes that EBIAT is the appropriate measure to compare each segment's operating performance from period-to-period and against other segments. Because EBIAT isolates operating activities before interest and taxes, management also believes that investors might consider EBIAT a useful measure to compare the Company's operating performance from period-to-period. EBIAT does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. EBIAT is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of EBIAT to Canadian GAAP net earnings (loss) above.

(2)
Shares outstanding and per share amounts have been restated for 1998, 1999 and 2000 to reflect the treasury stock method, retroactively applied, and for 1998 to reflect the two-for-one stock split, retroactively applied. For purposes of calculating diluted adjusted net earnings (loss) per share for 2001, 2002, 2003, 2004 and 2005, Company's the weighted average number of shares outstanding, in millions, was 232.9, 236.2, 216.5, 223.7 and 227.9 respectively.

(3)
Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of acquisitions made by the company, restructuring activities, securities repurchases and the adoption of fair-value accounting for stock options, management believes adjusted net earnings is a useful measure that facilitates period-to-period operating comparisons and allows the company to compare its operating results with its competitors in the U.S. and Asia. Adjusted net earnings excludes the effects of acquisition-related charges (most significantly, amortization of goodwill and intangible assets, and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and long-lived assets), gains or losses on the repurchase of shares or debt, option expense and the related income tax effect of these adjustments and any significant deferred tax write-offs. Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings (loss) to Canadian GAAP net earnings (loss) above.

(4)
Working capital, net of cash, is calculated as accounts receivable and inventory less accounts payable and accrued liabilities.

(5)
(i)    ROIC is calculated as EBIAT/average net invested capital. Net invested capital includes tangible assets less cash, accounts payable, accrued liabilities and income taxes payable.

(ii)    Net invested capital for the "ROIC including intangibles" calculation includes total assets less cash, accounts payable, accrued liabilities and income taxes payable.

(6)
Calculated as debt/capital. Debt is comprised of long-term debt which includes principal component of convertible debt. Capital includes total shareholders' equity, long-term debt and convertible debt.

(7)
Option expense for 2005 includes $6.8 for the option exchange program. See note 9(c) to the consolidated financial statements.

5

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). The company operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). Celestica's expertise in quality, technology and supply chain management, and leadership in the global deployment of Lean principles, enables the company to provide competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency. For further information on Celestica, visit its website at http://www.celestica.com. The company's security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7

www.celestica.com